Dreyfus New York Tax Exempt Intermediate Bond Fund
Statement of Investments
February 28, 2006 (Unaudited)

Long-Term Municipal Investments--96.4%	Principal Amount ($)	Value ($)
New York--91.6%		
Battery Park City Authority, Senior Revenu		
5.25%, 11/1/2015	4,350,000	4,806,793
Brewster Central School District		
5%, 4/15/2018 (Insured; FSA)	1,000,000	1,084,980
Buffalo:		
5%, 12/1/2012 (Insured; FGIC)	1,800,000	1,924,110
5.125%, 12/1/2014 (Insured; FGIC)	2,820,000	3,032,431
Buffalo Fiscal Stability Authority		
Sales Tax and State Aid Secured Bonds		
5%, 9/1/2019 (Insured; MBIA)	1,985,000	2,146,420
Cattaraugus County Industrial Development Agency		
Civic Facility Revenue		
(Saint Bonaventure University Project)		
5%, 9/15/2009	745,000	765,055
5%, 9/15/2009	1,055,000	1,083,401
5%, 9/15/2010	740,000	761,075
5%, 9/15/2010	1,110,000	1,141,613
5%, 9/15/2011	825,000	846,475
5%, 9/15/2011	1,160,000	1,190,195
5%, 9/15/2012	1,225,000	1,251,827
City School District of the City of Niagara Falls		
COP (High School Facility)		
5.625%, 6/15/2013 (Insured; MBIA)	2,045,000	2,302,547
5%, 6/15/2019 (Insured; FSA)	3,250,000	3,480,523
Dutchess County Industrial Developmen		
Agency, IDR (IBM Project)		
5.45%, 12/1/2009	3,000,000	3,165,960
Erie County, Public Improvemen		
5.25%, 4/1/2018 (Insured; MBIA)	2,000,000	2,198,860
Hempstead Town Industrial		
Development Agency		
Civil Facility Revenue (Hofstra University		
Civic Facility)		
5.25%, 7/1/2018	1,730,000	1,846,464
RRR (American Ref Fuel Project)		
5%, 6/1/2010	5,000,000	5,205,600
Huntington Housing Authority,		
Senior Housing Facility Revenue		
(Gurwin Jewish Senior Residences		
5.50%, 5/1/2009	1,475,000	1,505,400
Long Island Power Authority,		
Electric System General Revenue		
5.50%, 12/1/2011 (Insured; AMBAC)	5,000,000	5,484,350
5.25%, 12/1/2014 (Insured; MBIA)	2,700,000	2,984,958

Metropolitan Transportation Authority			
Dedicated Tax Fund			
5%, 11/15/2009 (Insured; FSA)	1,400,000		1,472,870
State Service Contract			
5.50%, 1/1/2014 (Insured; MBIA)	5,000,000		5,587,650
Transit Revenue:			
5.125%, 1/1/2012 (Insured; FSA)	1,830,000	a	1,981,268
5.125%, 7/1/2012 (Insured; FSA)	3,820,000	a	4,155,396
Nassau County, General Improvement			
5.10%, 11/1/2007 (Insured; AMBAC)	3,725,000	a	3,900,112
5.75%, 3/1/2010 (Insured; FSA)	4,955,000	a	5,379,743
Nassau County Health Care Corp.,			
Health System Revenue			
6%, 8/1/2009 (Insured; FSA)	4,000,000	a	4,400,880
New York City:			
5.25%, 8/1/2008	3,645,000		3,790,399
5%, 11/1/2012	2,000,000		2,136,820
5.25%, 8/1/2017	2,295,000		2,490,718
5.25%, 10/15/2019	5,000,000		5,378,350
5.25%, 10/15/2019 (Insured; FSA)	1,450,000		1,581,848
5%, 4/1/2020	3,500,000		3,716,475
5%, 8/1/2020	2,000,000		2,127,420
New York City Health and Hospital Corp.,			
Health System Revenue			
5.25%, 2/15/2017	1,550,000		1,608,636
New York City Housing Development Corp.			
Capital Fund Program Revenue			
(New York City Housing Authority Program)			
5%, 7/1/2016 (Insured; FGIC)	4,000,000		4,325,240
New York City Industrial Development Agency			
Civic Facility Revenue			
(College of Aeronautics Project):			
5.10%, 5/1/2008	500,000		510,085
5.25%, 5/1/2010	555,000		576,318
5.30%, 5/1/2011	585,000		606,399
(United Jewish Appeal Federation Project)			
5%, 7/1/2012	1,460,000		1,568,478
5.25%, 7/1/2015	1,640,000		1,805,476
5.25%, 7/1/2016	1,780,000		1,962,272
Special Facility Revenue			
(American Airlines, Inc. John F. Kennedy			
International Airport Project):			
7.125%, 8/1/2011	2,750,000		2,825,432
7.50%, 8/1/2016	1,500,000		1,598,160
(Terminal One Group Association, L.P. Project):			
5.50%, 1/1/2016	2,000,000		2,169,920
5.50%, 1/1/2018	2,830,000		3,056,343
New York City Municipal Water Finance			
Authority, Water and Sewer System Revenue			
5.375%, 6/15/2016	1,500,000		1,639,110
New York City Transit Authority			
Metropolitan Transportation Authority			
Triborough Bridge and Tunnel Authority, COP			
5.625%, 1/1/2013 (Insured; AMBAC)	2,675,000		2,897,426
New York City Transitional Finance Authority, Revenue			
5.25%, 11/1/2011 (Insured; MBIA)	2,260,000		2,451,558
(Future Tax Secured):			
5.25%, 5/15/2009	3,000,000	a	3,194,370
5.75%, 2/15/2010	2,115,000	a	2,313,049
5.75%, 2/15/2010	2,885,000	a	3,155,151
5.25%, 8/1/2011 (Insured; FSA)	2,000,000		2,164,340
New York Convention Center Development Corp., Revenue			
(Hotel Unit Fee Secured)			
5%, 11/15/2018 (Insured; AMBAC)	3,440,000		3,733,191
New York State Dormitory Authority, Revenue			
(Carmel Richmond Nursing Home)			
5%, 7/1/2015 (LOC; Allied Irish Bank PLC)	2,000,000		2,081,620
(Catholic Health - Long Island Obligation Group)			
5%, 7/1/2010	1,370,000		1,419,060
5%, 7/1/2011	1,585,000		1,646,181
(City University)			
5.75%, 7/1/2016 (Insured; FGIC)	2,000,000		2,176,760
(Columbia University)			
5.375%, 7/1/2012	1,000,000	a	1,099,790
5%, 7/1/2014	4,500,000		4,928,220
5.25%, 7/1/2017	4,000,000		4,502,920
(FIT Student Housing Corp.)			
5.25%, 7/1/2016 (Insured; FGIC)	3,755,000		4,126,858
Hospital Insured Mortgage:			
5%, 8/15/2009 (Insured; FSA)	4,000,000		4,178,520
5.25%, 8/15/2013 (Insured; FSA)	3,000,000		3,265,710
Lease (Court Facilities - Westchester County)			
5%, 8/1/2010	5,570,000		5,847,720
(Lenox Hill Hospital Obligation Group			
5.75%, 7/1/2015	1,000,000		1,034,220
(Manhattan College):			
5.50%, 7/1/2012 (Insured; Radian)	1,450,000		1,581,037
5.50%, 7/1/2013 (Insured; Radian)	2,605,000		2,845,051
(Mental Health Services Facilities Improvement):			
6%, 8/15/2006	10,000		10,124
5.25%, 2/15/2014	2,305,000	a	2,541,101
5.25%, 2/15/2018	445,000		480,564
(Mount Sinai NYU Health Obligated Group)			
5%, 7/11/2011	1,000,000		1,016,160
5%, 7/11/2013	1,000,000		1,012,820
(Municipal Health Facilities Improvement Program)			
5.50%, 1/15/2013 (Insured; FSA)	1,350,000		1,466,694
(New York Methodist Hospital):			
5.25%, 7/1/2016	2,055,000		2,211,406
5.25%, 7/1/2018	750,000		805,162
5.25%, 7/1/2019	1,395,000		1,495,579
(North Shore Long Island Jewish Group)			
5%, 5/1/2018	3,280,000		3,427,469
(NYSARC Inc.)			
5%, 7/1/2012 (Insured; FSA)	1,100,000		1,184,304
(Park Ridge Housing Inc.)			
6.125%, 8/1/2015 (Collateralized; FNMA)	2,875,000		3,117,995
(Rivington House)			
5.25%, 11/1/2012 (Collateralized; SONYMA)	1,000,000		1,084,420
(Saint Barnabas)			
5.25%, 8/1/2015 (Insured; AMBAC)	2,135,000		2,288,955
(Schools Program):			
5.25%, 7/1/2010 (Insured; MBIA)	1,670,000		1,778,650
5.25%, 7/1/2011	1,435,000		1,513,925
Secured Hospital			
(Interfaith Medical Center)			
5.375%, 2/15/2012 (Insured; MBIA)	3,340,000		3,494,508
(South Nassau Communities Hospital)			
5%, 7/1/2008	1,490,000		1,529,291
5.25%, 7/1/2010	1,465,000		1,536,653
State Personal Income Tax			
(Education) 5.375%, 3/15/2013	5,000,000	a	5,537,800
(State Service Contract - Albany County)			
5.25%, 4/1/2008	1,210,000	a	1,266,943
5.10%, 4/1/2010	2,310,000		2,399,397
(State University Educational Facility			
5.25%, 5/15/2013 (Insured; FGIC)	2,500,000		2,720,450
(Upstate Community Colleges			
5.25%, 7/1/2018	2,000,000		2,166,140
New York State Environmental Facilities Corp.			
Revenue (Personal Income Tax			
5.375%, 1/1/2015 (Insured; FGIC)	1,000,000		1,093,740
SWDR (Waste Management Inc. Project)			
4.45%, 7/1/2009	2,000,000		2,019,060
New York State Housing Finance Agency, Revenue			
(Service Contract Obligation)			
5.25%, 3/15/2011	3,465,000		3,600,412
State Personal Income Tax			
(Economic Development and Housing			
5%, 9/15/2020 (Insured; FGIC)	1,270,000		1,358,125
New York State Local Government			
Assistance Corp.			
5.25%, 4/1/2016 (Insured; MBIA)	1,480,000		1,638,538
New York State Municipal Bond Bank Agency			
Special School Purpose Revenue			
(Prior Year Claims) 5.25%, 12/1/2010	2,645,000		2,831,393
New York State Thruway Authority			
(Highway and Bridge Trust Fund)			
5.75%, 4/1/2010 (Insured; FGIC)	2,000,000	a	2,191,860
5.25%, 4/1/2012 (Insured; FSA)	3,500,000	a	3,822,245
7.338%, 4/1/2018 (Insured; AMBAC)	2,500,000	b,c	2,921,850

New York State Urban Development Corp.			
Corporate Purpose - Subordinated Lien			
5.125%, 7/1/2018	4,550,000		4,891,387
Niagara County Industrial Development Agency			
SWDR (American Ref Fuel Co.)			
5.625%, 11/15/2014	1,350,000		1,423,467
Orange County Industrial Development Agency			
Life Care Community Revenue			
(The Glen Arden Inc. Project)			
5.35%, 1/1/2007	225,000		226,105
Port Authority of New York and New Jersey			
(Consolidated Bonds 142nd Series			
5%, 7/15/2018	5,000,000		5,410,950
Special Obligation Revenue			
(Special Project - JFK International Air Terminal 6)			
6.25%, 12/1/2008 (Insured; MBIA)	2,885,000		3,060,841
6.25%, 12/1/2009 (Insured; MBIA)	1,200,000		1,297,392
Rensselaer Industrial Development Agency			
IDR (Albany International Corp.)			
7.55%, 6/1/2007 (LOC; Fleet Trust Co.)	2,000,000		2,088,320
Suffolk County Judicial Facilities Agency			
Service Agreement Revenue			
(John P Cohalan Complex)			
5%, 4/15/2016 (Insured; AMBAC)	2,720,000		2,877,352
34th Street Partnership Inc.,			
34th Street Business Improvement District			
Capital Improvement			
5%, 1/1/2018	1,200,000		1,275,948
Tobacco Settlement Financing Corp. of New York			
Asset Backed Revenue			
5%, 6/1/2011	1,000,000		1,004,060
5.50%, 6/1/2018	4,775,000		5,210,576
5.50%, 6/1/2021	3,000,000		3,285,810
Triborough Bridge and Tunnel Authority			
Special Obligation			
5.125%, 1/1/2014 (Insured; MBIA)	3,000,000	a	3,293,880
Westchester County Industrial Development Agency			
RRR Equity (Westchester Resco Co. Project)			
5.50%, 7/1/2009	2,650,000		2,718,688
Westchester Tobacco Asset Securitization Corp.			
Tobacco Settlement Asset-Backed Bonds			
4.50%, 6/1/2021	3,000,000		2,982,780
Yonkers, GO			
5.25%, 6/1/2009 (Insured; AMBAC)	2,110,000	a	2,246,749
U.S. Related--4.8%			
Children's Trust Fund of Puerto Rico,			
Tobacco Settlement Revenue Asset Backed Bonds			
5.75%, 7/1/2010	2,000,000	a	2,179,280
5.75%, 7/1/2010	3,000,000	a	3,268,920
Guam Waterworks Authority			
Water and Wastewater System Revenue			
5.50%, 7/1/2016	1,000,000		1,062,580
Puerto Rico Public Buildings Authority			
(Government Facilities)			
5%, 7/1/2012 (Insured; AMBAC)	2,000,000		2,140,420
Puerto Rico Public Finance Corp.,			
(Commonwealth Appropriation			
5.75%, 2/1/2012	2,000,000		2,175,020
Virgin Islands Water and Power Authority,			
Electric System			
5.125%, 7/1/2011 (Insured; Radian)	4,230,000		4,394,885
Total Long-Term Municipal Investments			
(cost $298,061,890)			307,282,750

Short-Term Municipal Investments--2.6%

New York;			
Long Island Power Authority			
Electric System Revenue			
2.93% (LOC; Bayerische Landesbank)	2,200,000	d	2,200,000
New York City, GO:			
2.85% (Insured; AMBAC and Liquidity Facility;			
JPMorgan Chase Bank)	1,100,000	d	1,100,000
2.93% (LOC; The Bank of New York)	1,600,000	d	1,600,000
New York City Transitional Finance Authority			
(Future Tax Secured) 2.94% (Liquidity Facility			
Bayerische Landesbank	3,500,000	d	3,500,000
Total Short-Term Municipal Investments			
(cost $8,400,000)			8,400,000
Total Investments (cost $306,461,890)	99.0%		315,682,750
Cash and Receivables (Net)	1.0%		3,135,247
Net Assets	100.0%		318,817,997

Summary of Abbreviation

ACA	American Capital Access
AGC	ACE Guaranty Corporation
AGIC	Asset Guaranty Insurance Company
AMBAC	American Municipal Bond Assurance Corporation
ARRN	Adjustable Rate Receipt Notes
BAN	Bond Anticipation Notes
BIGI	Bond Investors Guaranty Insurance
BPA	Bond Purchase Agreement
CGIC	Capital Guaranty Insurance Company
CIC	Continental Insurance Company
CIFG	CDC Ixis Financial Guaranty
CMAC	Capital Market Assurance Corporation
COP	Certificate of Participation
CP	Commercial Paper
EDR	Economic Development Revenue
EIR	Environmental Improvement Revenue
FGIC	Financial Guaranty Insurance Company
FHA	Federal Housing Administration
FHLB	Federal Home Loan Bank
FHLMC	Federal Home Loan Mortgage Corporation
FNMA	Federal National Mortgage Association
FSA	Financial Security Assurance
GAN	Grant Anticipation Notes
GIC	Guaranteed Investment Contract
GNMA	Government National Mortgage Association
GO	General Obligation
HR	Hospital Revenue
IDB	Industrial Development Board
IDC	Industrial Development Corporation
IDR	Industrial Development Revenue
LOC	Letter of Credit
LOR	Limited Obligation Revenue
LR	Lease Revenue
MBIA	Municipal Bond Investors Assurance Insurance Corporation
MFHR	Multi-Family Housing Revenue
MFMR	Multi-Family Mortgage Revenue
PCR	Pollution Control Revenue
RAC	Revenue Anticipation Certificates
RAN	Revenue Anticipation Notes
RAW	Revenue Anticipation Warrants
RRR	Resources Recovery Revenue
SAAN	State Aid Anticipation Notes
SBPA	Standby Bond Purchase Agreement
SFHR	Single Family Housing Revenue
SFMR	Single Family Mortgage Revenue
SONYMA	State of New York Mortgage Agency
SWDR	Solid Waste Disposal Revenue
TAN	Tax Anticipation Notes
TAW	Tax Anticipation Warrants
TRAN	Tax and Revenue Anticipation Notes
XLCA	XL Capital Assurance

Notes to Statements of Investments

a These securities are prerefunded; the date shown represents the prerefunded date. Bonds which are prerefunded are collateralized by U.S. Government securities which are held in escrow and are used to pay principal and interest on the municipal issue and to retire the bonds in full at the earliest refunding date.
b Inverse floater security--the interest rate is subject to change periodically
c Securities exempt from registration under 144A of the Securities Act of 1933. These securities may be resold in transactions exempt from registration, normally to qualified institutional buyers. At February 28, 2006, these securities amounted to $2,921,850 or .9% of net assets.
d Securities payable on demand. Variable interest rate--subject to periodic change

Securities valuation policies and other investment related disclosures are hereby incorporated by reference to the annual and semi annual reports previously filed with the Securities and Exchange Commission on Form N-CSR.